Exhibit 99.1

ReneSola to Report Third Quarter 2012 Results on November 30, 2012

Company Updates Third Quarter and Full Year 2012 Outlook

JIASHAN, China, November 21, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar photovoltaic (“PV”) modules and wafers, today announced that it will report its unaudited financial results for the third quarter ended September 30, 2012 before the U.S. markets open on Friday, November 30, 2012.

Based on preliminary data, the Company provides the following updates to its outlook:

•	For the third quarter of 2012, the Company estimates its total solar wafer and module shipments to be in its previously guided range of 510 MW to 530 MW, solar module shipments to be slightly below its previously guided range of 150 MW to 170 MW and revenues to be in its previously guided range of US$200 million to US$220 million.

•	For the full year of 2012, the Company estimates its total solar wafer and module shipments to be close to 2.2 GW, compared to the Company's previously guided range of 2.2 GW to 2.4 GW. The Company expects its solar module shipments to increase in the fourth quarter of 2012.

•	The Company expects its gross profit margin for the third quarter of 2012 to be in the range of negative 17.5% to negative 18.5% after an inventory write-down of approximately US$31.6 million to reflect current selling prices.

“Although the challenging market conditions have affected our third quarter results, we have successfully transformed into a large-scale solar module supplier over the past year,” said Mr. Xianshou Li, ReneSola's chief executive officer. “Our module business has performed well in Europe and Australia, while at the same time capitalized on emerging opportunities in the United States and China. In the fourth quarter, we expect to increase our module shipments significantly and are confident our gross margin will turn positive as we executive on our strategy to become a leading module supplier.”

ReneSola's management will host an earnings conference call on Friday, November 30, 2012 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until December 7, 2012:

International:	+1-646-254-3697
Passcode:	73036035

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.ReneSola.com.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Investor Relations

Tel:	+86-573-8473-9011
Email:	ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:	+86-10-8520-3073
Email:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel:	+1-646-460-9989
Email:	sol@ogilvy.com